January 2, 2020

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaxa
Building B, Suite 19-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Registration Statement on Form F-1
           Filed December 19, 2019
           File No. 333-235599

Dear Mr. Dai:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing